UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Change of Directors.

Departure of Directors

Effective November 24, 2025, Ms. Ying Tang tendered her resignation letter to the Board of Directors (the “Board”) of the Ruanyun Edai Technology Inc. (the “Company”) to resign as (i) independent director of the Board; (ii) chair of the audit committee (the “Audit Committee”) of the Board; and (iii) member of each of the compensation committee (the “Compensation Committee”) and nomination and governance committee (the “Nomination Committee”) of the Board. Ms. Tang advised that her resignation was not a result of any disagreement with the Company’s operations, policies or procedures. Ms. Tang’s resignation was approved, with immediate effect by the Board effective November 24, 2025.

Effective November 24, 2025, Mr. Zejiong Zou tendered his resignation letter to the Board to resign as director of the Board. Mr. Zou advised that his resignation was not a result of any disagreement with the Company’s operations, policies or procedures. Mr. Zou’s resignation was approved, with immediate effect by the Board effective November 24, 2025.

Appointment of Directors

The Board appointed, with immediate effect as of November 24, 2025, (1) Ms. Menglin Luo as independent director of the Board, chair of the Audit Committee, and member of the Nomination Committee and Compensation Committee and (2) Mr. You Zhan as director of the Board. The biographical information of each of the newly appointed directors is as follows:

(1) Ms. Luo

Ms. Menglin Luo, possesses profound expertise in financial reporting, auditing, and internal controls, backed by decades of practical experience in managing complex financial systems within the educational sector. She is an expert in financial management and accounting with over 30 years of experience in both administrative finance and academic instruction. Ms. Luo most recently dedicated over three decades to Jiangxi Normal University of Science and Technology (formerly known as Nanchang College of Higher Education). From 2004 until her retirement in 2021, she served as an Associate Professor of Accounting at the School of Economics and Management. During her tenure, she was responsible for high-level academic instruction and research in accounting. Prior to her professorship, she joined the institution in 1990 and was extensively involved in the school’s financial management and administrative operations, gaining comprehensive experience in auditing and corporate finance. Ms. Luo holds a bachelor’s degree in accounting from Jiangxi Normal University.

(2) Mr. Zhan

Mr. You Zhan has over 25 years of experience in securities, investment banking, and corporate senior management. Mr. Zhan most recently served Great Wall Securities Co., Ltd. as the General Manager of the Jiangxi Branch. Since joining the firm in 2013, he has held several key leadership positions, including Deputy General Manager of the Nanchang Business Department, General Manager of the Financial Street Business Department, and Deputy General Manager of the Jiangxi Branch. Prior to 2013, Mr. Zhan served Xinta Chemical from 2008 to 2012 as Vice Chairman and Executive Director, overseeing corporate governance and strategic development. Mr. Zhan holds a bachelor’s degree in investment finance from Jiangxi University of Finance and Economics.

Ms. Luo and Mr. Zhan do not have a family relationship with any director or executive officer of the Company. Neither director has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026

RUANYUN EDAI TECHNOLOGY INC.

By:	/s/ Wei Hu
Name: Wei Hu
Title: Chief Financial Officer